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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                 SCHEDULE 14D-9

                                 (RULE 14d-101)


          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)

                              --------------------

                              ODD JOB STORES, INC.
                            (Name of Subject Company)

                               ODD JOB STORES, INC
                        (Name of Person Filing Statement)

                      COMMON STOCK, NO PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   578792-10-3
                      (CUSIP Number of Class of Securities)

                              --------------------

                                  STEVE FURNER
                             CHIEF EXECUTIVE OFFICER
                                200 HELEN STREET
                           SOUTH PLAINFIELD, NJ 07080
                                 (908) 222-1000

   (Name,address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

                              --------------------

                                   COPIES TO:

              MARC H. MORGENSTERN                     CHARLES W. HARDIN, JR.
                KAHN KLEINMAN,                               JONES DAY
       A LEGAL PROFESSIONAL ASSOCIATION                     NORTH POINT
              2600 ERIEVIEW TOWER                       901 LAKESIDE AVENUE
             1301 EAST 9TH STREET                      CLEVELAND, OHIO 44145
          CLEVELAND, OHIO 44114-1824

                              --------------------

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


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     This Amendment No. 1 (the "AMENDMENT") amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 (the "STATEMENT") filed with the Securities and Exchange Commission (the "COMMISSION") on June 10, 2003, related to the tender offer by Amazing Savings Holdings, LLC, a Delaware limited liability company ("AMAZING SAVINGS"), through a newly formed, wholly owned subsidiary to acquire not less than two-thirds or more than 96% of the outstanding Common Shares at a purchase price of $3.00 per share, net to the seller in cash (the "OFFER PRICE"), upon the terms and subject to the conditions set forth in Amazing Savings' Offer to Purchase, dated June 10, 2003 (the "OFFER TO PURCHASE"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "OFFER"). The Offer is described in a Tender Offer Statement on Schedule TO, initially filed by Amazing Savings with the Commission on June 10, 2003 (as amended or supplemented from time to time, the "SCHEDULE TO"). This Amendment amends Items 3, 4 and 9 of the Statement. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Statement.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     Item 3 of the Statement is hereby amended and supplemented by adding the following at the end thereof:

     On July 9, 2003, Amazing Savings and the Company entered into an agreement pursuant to which Amazing Savings agreed to waive the condition to the Offer that required either the Company to enter into a forbearance agreement with its lenders to the effect that such lenders will continue to provide liquidity to the Company under an existing credit facility consistent with past practice until August 31, 2003, or Amazing Savings to be satisfied in its reasonable discretion that such lenders are obligated to provide such liquidity (the "FORBEARANCE CONDITION"). Pursuant to such agreement, Amazing Savings acknowledged that, but for the Forbearance Condition, all the other conditions would have been satisfied as of July 9, 2003 (but without prejudice to whether any of such conditions has been met as of any subsequent date) and further agreed that it would maintain the Offer Price at $3.00 per Share.

     Amazing Savings has represented to the Company that Moshael J. Straus and Ascend Retail Investment LLC have agreed to Purchaser's waiver of the Forbearance Condition and that Purchaser is permitted to draw on the letter of credit despite such waiver and that the letter of credit is valid, binding and enforceable in favor of Purchaser.

     The foregoing summary and description of the Letter Agreement do not purport to be complete and are qualified in their entirety by reference to the Letter Agreement, which is filed as EXHIBIT (d)(4) to the Schedule TO and which is incorporated herein by reference.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

     Item 4 of the Statement is hereby amended and supplemented by adding the following at the end thereof:

     On July 9, 2003, Amazing Savings and the Company issued a joint press release announcing the waiver of the Forbearance Condition and the extension of the Offer until 8:00 a.m., Wednesday, July 16, 2003. The full text of the press release is set forth in EXHIBIT (A)(1)(J) to the Schedule TO and is incorporated herein by reference.

ITEM 9. EXHIBITS.

     Item 9 is hereby amended and supplemented by adding the following at the end thereof:

EXHIBIT NO.                            DESCRIPTION
-----------                            -----------

  (a)(10) Joint Press Release issued by Amazing Savings and the Company on July 9, 2003 (incorporated by

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            reference to Exhibit (a)(1)(J) of the Schedule TO).

   (e)(6) Letter Agreement, dated as of July 9, 2003, between Amazing Savings and the Company (incorporated by reference to Exhibit (d)(4) of the Schedule TO)


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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.


                                           ODD JOB STORES, INC.


                                           By:    /s/ Steve Furner
                                                  -----------------------
                                           Name:  Steve Furner
                                           Title: Chief Executive Officer

Dated: July 10, 2003